Exhibit 11.1

CHINA MOBILE (HONG KONG) LIMITED

CODE OF ETHICS FOR COVERED OFFICERS

I. Introduction

China Mobile (Hong Kong) Limited (with its subsidiaries, the “Company”) has adopted this code of ethics (this “Code”), which is applicable to its Chief Executive Officer, Chief Financial Officer, Deputy Chief Financial Officer, Assistant Chief Financial Officer and General Manager of the Finance Department and the President of each subsidiary of the Company, the Vice President in charge of the finance function of each subsidiary of the Company and the General Manager of the Finance Department of each subsidiary of the Company (collectively, the “Covered Officers”), to:

•	promote honest and ethical conduct, including the ethical handling of conflicts of interest;

•	promote full, fair, accurate, timely and understandable disclosure;

•	promote compliance with applicable laws and governmental rules and regulations; and

•	deter wrongdoing.

Any questions of this Code shall be directed to the General Counsel of China Mobile (Hong Kong) Limited. Notwithstanding the foregoing, each Covered Officer is required at all times to comply with this Code in a timely manner, and any questions regarding this Code raised by a Covered Officer shall not under any circumstances have the effect of delaying or deferring such Covered Officer’s obligations to comply with this Code in a timely manner.

II. Covered Officers Should Act Honestly and Candidly

Each Covered Officer owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity.

Each Covered Officer must:

•	act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company’s policies;

•	observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies; and

•	adhere to a high standard of business ethics.

III. Covered Officers Should Avoid Conflicts of Interest

A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a Covered Officer takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a Covered Officer, or a member or his or her family, receives improper personal benefits as a result of his or her position in the Company.

Service to the Company should never be subordinated to personal gain and advantage.

Each Covered Officer must:

•	avoid conflicts of interest wherever possible;

•	discuss any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest with both the Head of the Internal Audit Department and the General Counsel of China Mobile (Hong Kong) Limited; and

•	approval of such a material transaction or relationship by the Board of Directors of China Mobile (Hong Kong) Limited is required; a list of those approvals and a summary of such material transactions or relationships shall be submitted semi-annually to the Audit Committee.

Some clear conflict of interest situations that should always be discussed with both the Head of the Internal Audit Department and the General Counsel of China Mobile (Hong Kong) Limited and approved by the Board of Directors of China Mobile (Hong Kong) Limited, if material, include the following:

•	any significant ownership interest in any supplier or customer;

•	any consulting, directorship or employment relationship with any customer, supplier or competitor;

•	any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

•	the receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;

•	being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member; and

•	selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell.

Anything that would present a conflict for a Covered Officer would likely also present a conflict if it is related to a member of his or her family.

IV. Disclosure

Each Covered Officer is required to be familiar with and comply with the Company’s disclosure controls and procedures applicable to him or her so that the Company’s public reports and documents filed with any applicable regulatory authorities comply in all material respects with the applicable securities laws and regulations. In addition, each Covered Officer having direct or supervisory authority regarding these filings or the Company’s other public communications concerning its business, results of operations, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each Covered Officer must:

•	familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company;

•	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations; and

•	properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

V. Reporting and Accountability

The Board of Directors of China Mobile (Hong Kong) Limited is responsible for applying this Code to specific situations in which questions are presented to it and has the authority to interpret this Code in any particular situation. Any Covered Officer who becomes aware of any existing or potential violation of this Code is required to notify the Head of the Internal Audit Department of China Mobile (Hong Kong) Limited promptly. Failure to do so is itself a violation of this Code. Each Covered Officer must not retaliate against any employee or other officer for reports of potential violations that are made in good faith.

The Head of the Internal Audit Department and the General Counsel of China Mobile (Hong Kong) Limited shall take all action it considers appropriate to investigate any violations reported to them, in consultation with the Board of Directors of China Mobile (Hong Kong) Limited. If a violation has occurred, the Company will take such disciplinary or preventive action as it deems appropriate, after consultation with the Board of Directors of China Mobile (Hong Kong) Limited.

The Company will follow the following procedures in investigating and enforcing this Code, and in reporting on the Code:

•	Violations and potential violations will be reported by the Head of the Internal Audit Department of China Mobile (Hong Kong) Limited to the Board of Directors of China Mobile (Hong Kong) Limited after appropriate investigation.

•	The Board of Directors of China Mobile (Hong Kong) Limited will take all appropriate action to investigate any violations reported to it.

•	If the Board of Directors of China Mobile (Hong Kong) Limited determines that a violation has occurred, it will take such disciplinary or preventive action as it deems appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the applicable regulatory or other appropriate law enforcement authorities.

•	Any changes to or waivers of this Code will, to the extent required, be promptly disclosed as provided by applicable laws, rules and regulations.

VI. Compliance

It is the Company’s policy to comply with all applicable laws and governmental rules and regulations. It is the personal responsibility of each Covered Officer to adhere to the standards and restrictions imposed by those laws, rules and regulations, including those relating to accounting and auditing matters.

It is not the Company’s intention to grant or to permit waivers from the requirements of this Code. The Covered Officers should note that the Company expects full compliance with this Code.